UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

398081109

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 398081109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. Hong Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None

	6	SHARED VOTING POWER 1,786,471(1)

	7	SOLE DISPOSITIVE POWER None

	8	SHARED DISPOSITIVE POWER 1,786,471(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,786,471(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.0%

12	TYPE OF REPORTING PERSON: IN

(1)                          Includes (i) 1,250,757 shares held directly by Dr. Hong Chen and (ii) 535,714 shares held directly by Lynn Y. Liu. Dr. Hong Chen and Lynn Y. Liu are related as husband and wife.

SCHEDULE 13G/A

CUSIP No. 398081109	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lynn Y. Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None

	6	SHARED VOTING POWER 1,786,471 (1)

	7	SOLE DISPOSITIVE POWER None

	8	SHARED DISPOSITIVE POWER 1,786,471(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,786,471(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.0%

12	TYPE OF REPORTING PERSON: IN

(1)                        Includes (i) 1,250,757 shares held directly by Dr. Hong Chen and (ii) 535,714 shares held directly by Lynn Y. Liu. Dr. Hong Chen and Lynn Liu are related as husband and wife.

SCHEDULE 13G/A

CUSIP No. 398081109	Page 4 of 6 Pages

Item 1(a).                                             Name of Issuer:

GRIC Communications, Inc.

Item 1(b).                                             Address of Issuer’s Principal Executive Offices:

1421 McCarthy Blvd., Milpitas, California  95035

Item 2(a).                                             Name of Person Filing:

Dr. Hong Chen

Lynn Y. Liu

Item 2(b).                                             Address of Principal Business Office:

Address of each of the Reporting Persons is:

1421 McCarthy Blvd., Milpitas, California  95035

Item 2(c).                                             Citizenship:

Dr. Hong Chen and Lynn Y. Liu are each citizens of United States.

Attached to this Statement as Exhibit A is the Joint Filing Agreement of Dr. Hong Chen and Lynn Y. Liu pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Item 2(d).                                             Title of Class of Securities:

Common Stock

Item 2(e).                                             CUSIP Number:

398081109

Item 3.                                                           Information if Statement if Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.                                                           Ownership:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as follows:

(a)           Amount beneficially owned:

SCHEDULE 13G/A

CUSIP No. 398081109	Page 5 of 6 Pages

                                                                                                                See Row 9 of the cover page for each Reporting Person.

                                                                                                (b)           Percent of class:

                See Row 11 of the cover page for each Reporting Person.

                                                                                                (c)           Number of shares as to which such person has:

                (i)            Sole power to vote or to direct vote:

                                See Row 5 of the cover page for each Reporting Person.

                (ii)           Shared power to vote or to direct vote:

                                See Row 6 of the cover page for each Reporting Person.

                (iii)          Sole power to dispose or to direct the disposition:

                                See Row 7 of the cover page for each Reporting Person.

                (iv)          Shared power to dispose or to direct the disposition:

                                See Row 8 of the cover page for each Reporting Person.

Item 5.                                                           Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                                                           Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                           Identification and Classification of Subsidiary:

Not applicable.

Item 8.                                                           Identification and Classification of Group:

Not applicable.

Item 9.                                                           Notice of Dissolution of Group:

Not applicable.

SCHEDULE 13G/A

CUSIP No. 398081109	Page 6 of 6 Pages

Item 10.                                                    Certification:

Not applicable.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2002

DR. HONG CHEN

/s/ HONG CHEN

LYNN Y. LIU

/s/ LYNN Y. LIU

Exhibit A

AGREEMENT

                Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc.

                EXECUTED this 14th day of February, 2002.

DR. HONG CHEN

/s/ HONG CHEN

LYNN Y. LIU

/s/ LYNN Y. LIU